Rawnature5 Corp
Profit and Loss
January - December 2023

	Total
Income	
01 Gross Revenue- Sales	54,989,647.65
02 Contra Revenue	-9,725,930.37
Total Income	**$ 45,263,717.28**
Cost of Goods Sold	
01 Obsolete Inventory	240,000.00
02 Finished Goods	25,676,645.24
03 Manufacturing	7,496,206.05
08 Manufacturing T&E	2,512.65
Cost of Goods Sold	-5,911.37
Total Cost of Goods Sold	**$ 33,409,452.57**
Gross Profit	**$ 11,854,264.71**
Expenses	
02 Warehouse and Logistics	6,250,121.77
03 Sales	5,609,076.71
04 Marketing	1,765,243.97
05 Administrative	4,100,667.75
Total Expenses	**$ 17,725,110.20**
Net Operating Income	**-$ 5,870,845.49**
Other Expenses	
01 Other Expense	4,279,976.65
Total Other Expenses	**$ 4,279,976.65**
Net Other Income	**-$ 4,279,976.65**
Net Income	**-$ 10,150,822.14**

Rawnature5 Corp
Balance Sheet
As of April 1, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
01 Wells Fargo Lockbox		874,113.35
02 Chase Checking		1,157,533.56
03 Bill.com Money Out Clearing		0.00
04 Amazon Holding		0.00
05 Shopify Holding		0.00
06 Shopify Wholesale Holding		0.00
07 Anaheim Holding Account		0.00
08 Dear PO Clearing Account		581,828.92
Total Bank Accounts	**$**	**2,613,475.83**
Accounts Receivable		
01 Doubtful Accounts		0.00
02 Accounts Receivable		4,784,545.59
03 Disputed MCBs		0.00
Total Accounts Receivable	**$**	**4,784,545.59**
Other Current Assets		
02 Inventory Asset		6,498,405.75
03 Prepaid Purchases		154,043.08
04 Prepaid Expenses		142,656.36
05 Spare Parts		763,581.83
06 Prepaid Insurance		120,457.76
07 Disputed Shortages & Deductions		-11,691.17
08 Capitalized Freight		146,676.86
09 Undeposited Funds		0.00
10 Doubtful Accounts Reserve		-442,916.83
Inventory Asset		-1,690.84
Uncategorized Asset		0.00
Total Other Current Assets	**$**	**7,369,522.80**
Total Current Assets	**$**	**14,767,544.22**
Fixed Assets		
01 Start Up Costs		0.00
02 Fixed Asset - Anaheim		4,998,850.58
03 Capital Expenditure		2,975,929.69
04 Computer Equipment		52,720.90
05 Machinery and Equipment		7,437.19
06 Accumulated Depreciation		-1,890,664.09
08 Fixed Asset Deposits		131,797.10
Total Fixed Assets	**$**	**6,276,071.37**

Other Assets	
01 Security Deposit	81,750.62
02 Trademark	40,000.00
03 Accumulated Amortization	0.00
06 Intangible Assets	9,748,942.00
07 Accumulated Amortization - Intangible Assets	-1,489,422.00
08 Lease ROU Asset	1,374,630.00
09 Lease ROU Asset Accumulated Amortization	-184,127.00
Total Other Assets	**$ 9,571,773.62**
TOTAL ASSETS	**$ 30,615,389.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
01 Accounts Payable	5,264,324.02
Total Accounts Payable	**$ 5,264,324.02**
Credit Cards	
01 AMEX - All	69,939.16
02 B of A- Master Account	0.00
Total Credit Cards	**$ 69,939.16**
Other Current Liabilities	
0 Avalara Payable	0.00
0 HSA Deposits	0.00
01 Provision for Doubtful Debt	0.00
02 Customer Deposits	0.00
04 Trade Spend Accrual	151,935.17
05 Line of Credit	5,371,799.05
06 Sales Tax Payable	12,052.00
08 Wages Payable Clearing	0.00
09 401K Contributions	0.00
10 Accrued Expenses	115,408.04
11 Payroll Liabilities	346,499.98
12 Lease Liability - Short Term	440,934.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-418.87
Sales Tax Payable	4,131.88
Total Other Current Liabilities	**$ 6,442,341.25**
Total Current Liabilities	**$ 11,776,604.43**
Long-Term Liabilities	
03 Notes Payable - SAFE Notes	0.00
04 Lease Liability - Long Term	756,374.00
05 Asset Retirement Obligation	1,338,066.00
06 Shareholder Loan	6,879,643.00
Total Long-Term Liabilities	**$ 8,974,083.00**
Total Liabilities	**$ 20,750,687.43**

Equity	
0 Opening Balance Equity	0.00
01 Demand Note- Non Convertible	0.00
02 Shares	69,981,953.04
03 Non Cash Equity	3,016,616.48
04 Retained Earnings	-63,611,008.92
Net Income	477,141.18
Total Equity	**$ 9,864,701.78**
TOTAL LIABILITIES AND EQUITY	**$ 30,615,389.21**

Rawnature5 Corp
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-10,150,822.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
01 Doubtful Accounts	-77,910.69
02 Accounts Receivable	-308,600.12
03 Disputed MCBs	61,622.00
02 Inventory Asset	-722.44
02 Inventory Asset:01 Inventory Reserve	-22,848.45
02 Inventory Asset:02 Finished Goods	1,332,974.85
02 Inventory Asset:03 Components	221,152.84
02 Inventory Asset:04 Raw Materials	-606,492.78
02 Inventory Asset:05 KAF Labor - Inventory Build	0.00
02 Inventory Asset:06 KAF Overhead - Inventory Build	0.00
02 Inventory Asset:07 KAF Yield Loss Inventory Build	0.00
02 Inventory Asset:08 QBE PO Clearing	-109,394.63
03 Prepaid Purchases	-134,400.00
04 Prepaid Expenses	55,438.36
05 Spare Parts	-246,127.17
06 Prepaid Insurance	22,669.54
07 Disputed Shortages & Deductions	11,691.17
08 Capitalized Freight	83,419.44
10 Doubtful Accounts Reserve	237,469.86
Inventory Asset	1,690.84
Uncategorized Asset	0.00
01 Accounts Payable	1,189,530.81
01 AMEX - All	58.32
0 Avalara Payable	0.00
02 Customer Deposits	-763,678.48
04 Trade Spend Accrual	0.00
05 Line of Credit	2,565,253.14
06 Sales Tax Payable	-6,889.75
08 Wages Payable Clearing	195,623.93
09 401K Contributions	0.00
10 Accrued Expenses:01 Accrued Liabilities - Misc.	-1,899,901.29
10 Accrued Expenses:02 Accrued Expenses Shipping- 2022	-203,701.82
10 Accrued Expenses:03 Accrued Expenses Shipping 2023	91,660.84
10 Accrued Expenses:05 Accrued Expenses- EDLP	-25,810.70
10 Accrued Expenses:07 Accrued Expenses- Merchandising	49,611.36
10 Accrued Expenses:08 Accrued Expenses- Slotting	1,372.98
10 Accrued Expenses:09 Accrued Expenses- Ads	-1,000.00

10 Accrued Expenses:10 Accrued Expenses-Free Fill		-144.72
10 Accrued Expenses:11 Accrued Expenses-Promotions		-527,438.81
10 Accrued Expenses:13 Accrued Expenses-Spoils		91,288.46
10 Accrued Expenses:14 Accrued Expenses-Broker		-29,393.03
11 Payroll Liabilities:01 Accrued Expense- Bonus		128,293.80
11 Payroll Liabilities:02 Accrual Expense - Pay		92,453.04
11 Payroll Liabilities:03 Accrual Expense - PTO		27,789.84
Payroll Liabilities:Federal Unemployment (940)		-418.87
Sales Tax Payable		4,131.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**1,500,323.55**
Net cash provided by operating activities	**-$**	**8,650,498.59**
INVESTING ACTIVITIES		
03 Capital Expenditure		-2,852,441.98
06 Accumulated Depreciation		1,091,447.82
08 Fixed Asset Deposits		639,406.01
01 Security Deposit		304,629.38
Net cash provided by investing activities	**-$**	**816,958.77**
FINANCING ACTIVITIES		
06 Shareholder Loan		6,764,735.17
02 Shares:14 Cost of Raising Equity		-275,481.41
03 Non Cash Equity:07 APIC - Stock Comp		1,546,321.52
Net cash provided by financing activities	**$**	**8,035,575.28**
Net cash increase for period	**-$**	**1,431,882.08**
Cash at beginning of period		2,213,264.96
Cash at end of period	**$**	**781,382.88**